SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly Held Company
CNPJ/MF 02.558.115/0001 -21
NIRE 33.300.276.963

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON MARCH 03rd, 2008

DATE, TIME AND PLACE: On March 03rd, 2008, at 04:00 p.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, 3434, Block 1, Barra da Tijuca, Rio de Janeiro (RJ).

ATTENDANCE: Shareholders representing more than 81% (eighty one per cent) of the voting capital, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Mr. Gianandrea Castelli Rivolta, Chief Financial and Investors Relations Officer of the Company, Mr. Vicente Pegoraro, member of the Statutory Audit Committee of the Company, Mr. Lorenzo Lindner, Customer Relationship Manager – CRM of the Company and Mr. Saulo Bonizatto, partner of Accenture do Brasil.

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Ms. Alessandra Catanante.

CALL: Call notice published at “Diário Oficial” of State of do Rio de Janeiro on January 31st, on February 1st and 7th, 2008 at “Jornal do Brasil” and at “Gazeta Mercantil” on January 31st, February 1st and 6th, 2008.

AGENDA: Review, discuss and decide on the proposal of execution of the First Amendment to the Cooperation and Support Agreement, executed between Telecom Italia S.p.A, TIM Celular S.A., TIM Nordeste S.A. and the Company, as an intervening party.

READING OF DOCUMENTS, RECEIPT OF VOTES AND PREPARATION OF THE MINUTES: (1) The shareholders waived unanimously the reading of the documents related to the matters to be resolved in this Shareholders’ Meeting, even the presentation prepared by the Company, since they are fully known by all shareholders, once they were disclosed in the Company’s web site and in CVM’s IPE system; (2) The votes, comments and disagreements, if any, shall be numbered, received and initialed by the Chairman and the Secretary and filed at the Company’s headquarters, pursuant to Section 130, Paragraph 1 of Law 6,404/76; (3) The preparation and publication of these minutes in summary form, without the signatures of the shareholders, has been authorized as provided in Section 130, Paragraphs 1 and 2 of Law 6,404/76, respectively.

RESOLUTIONS: Upon review and discussion on the matter contained in the Agenda, in compliance with the documentation previously disclosed about the history of the Cooperation and Support Agreement (“Agremment”) during the year of 2007 and the benefits earned by TIM Celular S.A. and TIM Nordeste S.A., the shareholders resolved: to approve by unanimous decision votes, including the votes of the preferred shareholders, in compliance with art. 13, sole paragraph of the Company’s By-Laws, the extension of the Cooperation and Support Agreement for twelve (12) months, pursuant to the proposal review by The Board of Directors Meeting, being the Officers of the Company hereby authorized to do any and all acts that may be deemed necessary in order to proceed to extension of the agreement mentioned above, being registered hereby the abstention of the shareholder TIM Brasil Serviços e Participações S.A. and e Stichting Pensioenfonds ABP, which has delivered vote that will be filed at the Company’s headquarters.

CLOSING: There being no further business, the Chairman adjourned the meeting for the time required for the preparation of these minutes. The meeting was once more called to order and the minutes were read and approved by all those present, and were signed by the Chairman and the Secretary, as well as by the shareholders identified below.

Robson Goulart Barreto	Alessandra Catanante
Chairman	Secretary

TIM Brasil Serviços e Participações S.A
p.p. Kenneth Gerald Clark Jr.

Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI
p.p. Claudia Pessoa Lorenzoni

1

(This page is full part of the minutes of the Ordinary Shareholders’ Metting held on March 03rd, 2008)

Vanguard Emerging Markets Stock Index Fund
Vanguard FTSE All-World Ex-US Index Fund, A Series of Vanguard International
Equity Index Funds
Panagora Group Trust
Fidelity Advisor Series VIII: Latin America Fund
Eaton Vance Tax-Managed Emerging Markets Fund
JNL/FMR Balanced Fund
Monetary Authority of Singapore
The Master Trust Bank of Japan, Ltd., RE: MTBC400035147
State Street Bank and Trust Company Investment Funds for Tax-Exempt
Retirement Plans
Emerging Markets Core Equity Portfolio of DFA Investment Dimensions Group Inc.
Eaton Vance Structured Emerging Markets Fund
Artisan Emerging Markets Fund
Schroder Brics Equity Mother Fund
John Hancock Trust International Equity Index Trust A
John Hancock Trust International Equity Index Trust B
John Hancock Funds II International Equity Index Fund
Wilmington Multi-Manager International Fund
Treasurer of the State of North Carolina Equity Investment Fund Pooled Trust
Lombard Odier Darier Hentsch Fund Managers SA “Institutionnel 3D”
Balentine International Equity Fund Select, L.P.
iShares MSCI BRIC Index Fund
American Funds Insurance Series New World Fund
Emerging Markets Equity Managers: Portfolio 1 Offshore Master L.P.
Fidelity Latin America Fund
Fidelity Funds – Latin America Fund
Fidelity Investment Trust Latin America Fund
Capital Guardian Emerging Markets Equity DC Master Fund
Capital Guardian Emerging Markets Equity Master Fund
Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trusts
p.p. Daniel Alves Ferreira

Capital Guardian All Country World (ex-U.S.) Equity Fund For Tax-Exempt Trust
Capital Guardian Emerging Markets Equity Fund for Tax-Exempt Trusts
Capital International Emerging Markets Fund
Vanguard Investment Series, PLC
The SEI Merging Markets Equity Fund
Stichting Pensioenfonds ABP
Norges Bank
New World Fund, Inc.
Emerging Markets Growth Fund, Inc.
p.p. Daniel Alves Ferreira

Green HG Fund LLC
Hedging-Griffo Verde Equity Master Fundo de Investimento Multimercado
Hedging-Griffo Verde Master Fundo de Investimento Multimercado
HG Carteira Administra Real Fundo de Investimento Multimercado
HG Global Macro Master Fund LP
HG Star Fundo de Investimento Multimercado
HG Strategy Long Short Fundo de Investimento Multimercado
HG Strategy Long Short Mix Master Fundo de Investimento Multimercado
HG Top 30 – Fundo de Investimento Multimercadi
HG Top Fundo de Investimento Multimercado
Strategy HG Long Short Fund LLC
HG Strategy Long Short Master FIM
HG Áquila FIM Longo Prazo
p.p. Gabriella Frias Rocha Somaglino

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: March 11, 2008	By:	/s/ Mario Cesar Pereira de Araujo

Name: Mario Cesar Pereira de Araujo
Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.